UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*

                                    BCE INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON SHARES, NO PAR VALUE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05534B760
  ---------------------------------------------------------------------------
                                 (CUSIP Number)


                                JEFFREY M. DAVIS
                        SENIOR LEGAL COUNSEL, INVESTMENTS
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                                TORONTO, ONTARIO
                                 CANADA M2M 4H5
                                 (416) 228-5900
   ---------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                          Authorized to Receive Notices


                                  MARCH 30, 2007
   ---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  05534B760
================================================================================

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).
         ONTARIO TEACHERS' PENSION PLAN BOARD
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)[_]       (b)[_]
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      3. SEC Use Only

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      4. Source of Funds (See Instructions)                     OO

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)                                                   [_]

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      6. Citizenship or Place of Organization                   ONTARIO, CANADA

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               7.  Sole Voting Power                             42,783,938

Number of     ------------------------------------------------------------------
Shares         8.  Shared Voting                                 -0-
Beneficially       Power
Owned by      ------------------------------------------------------------------
Each           9.  Sole Dispositive                              42,783,938
Reporting          Power
Person With   ------------------------------------------------------------------
               10. Shared Dispositive                            -0-
                   Power
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially                           42,783,938
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11)                      |_|
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)             5.3%

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)                    EP

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.


        The title and class of equity security to which this Statement relates is the Common Shares, no par value (the "Common Shares"), of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"). The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7.


ITEM 2.     IDENTITY AND BACKGROUND.


        (a) This Statement is being filed by Ontario Teachers' Pension Plan Board ("Teachers'"). Teachers' previously filed a Schedule 13G with the U.S. Securities and Exchange Commission with respect to the Common Shares on February 2, 2007.


        (b) - (c) Teachers' is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers' is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.


        The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers' is set forth in Schedule A hereto, and is incorporated herein by reference.


        (d) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


        (e) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


        (f) Each of the persons listed on Schedule A hereto is a citizen of Canada.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


        The net amount of funds used by Teachers' to acquire the 42,783,938 Common Shares was Cdn$1,252,849,880. The source of the funds used to purchase the Common Shares was the pension fund managed by Teachers', which includes income from the fund's investment portfolio and contributions from members of the pension plan administered by Teachers'.


ITEM 4.     PURPOSE OF TRANSACTION.


        In late March 2007, Kohlberg Kravis Roberts & Co. ("KKR") was reported as being interested in pursuing a transaction to acquire the Issuer and that Teachers' may be joining KKR in pursuing such transaction. Teachers' is not pursuing such transaction with KKR and has no current intention or plans to pursue such transaction with KKR. However, as the Issuer's largest shareholder, Teachers' is closely monitoring developments and is exploring its options.

        Except as disclosed in this Statement, Teachers' currently has no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Teachers' reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities and (e) other relevant factors. Without limiting the generality of the preceding sentence, Teachers' reserves the right to at any time or from time to time (i) purchase or otherwise acquire additional Common Shares, or other securities of the Issuers, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities or (v) encourage (including, without limitation, communications with the Issuer's directors and management, existing or potential security holders, investors, lenders or strategic partners, and investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger or other reorganization, (B) changes to the Issuer's capitalization or dividend policy or
(C) other changes to the Issuer's business or structure.


ITEM 5.     INTERESTS IN THE SECURITIES OF THE PURCHASER.


        (a) and (b) As of the date of this Statement, Teachers' is the beneficial owner of 42,783,938 Common Shares, representing approximately 5.3% of the Common Shares outstanding, which percentage is calculated based upon 807,643,941 Common Shares reported to be outstanding by the Issuer as of December 31, 2006. Teachers' has sole voting and dispositive power with respect to all of the Common Shares beneficially owned by it.


        As of the date of this Statement, to the best of Teachers' knowledge, the following persons listed in Schedule A hereto beneficially own the following number of Common Shares (in each case the number of Common Shares representing less than 1% of the Common Shares outstanding, which percentage is calculated based upon 807,643,941 Common Shares reported to be outstanding by the Issuer as of December 31, 2006) and, except as otherwise noted below, have sole voting power and sole dispositive power with respect to such Common Shares:


                                    Common Shares
                       Name       Beneficially Owned
                       ----       ------------------

             (i)     Thomas O'Neill     2,745

             (ii)    Jean Turmel        1,000

             (iii)   Robert Bertram     7,662*  *Mr. Bertram shares voting power
                                                and dispositive power with his
                                                wife with respect to such Common
                                                Shares.
             (iv)    Brian Gibson       3,732

             (v)     Claude Lamoureux   2,561** ** Mr. Lamoureux shares voting
                                                power and dispositive power with
                                                his wife with respect to 731 of
                                                such Common Shares.

             (vi)    David McGraw         972

             (vii)   Sean Rogister         91

             (viii)  Lee Sienna           500

             (ix)    Alan Wilson          683

        Teachers' disclaims beneficial ownership of any Common Shares beneficially owned by any of the foregoing persons. The foregoing persons disclaim beneficial ownership of any Common Shares beneficially owned by Teachers'.


        Except as described above, neither Teachers' nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto beneficially owns any Shares.


        (c) Neither Teachers' nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto has effected any transactions in Common Shares in the past sixty days other than the following transactions:

                                Number of               Price Per    Transaction
                 Date of         Common     Purchase     Common       Effected
    Name        Transaction      Shares     or Sale       Share        Through
    ----        -----------      ------     -------       -----        -------

   Robert       January 31,       800      Purchase    Cdn$31.00       Toronto
   Bertram         2007                                                Stock
                                                                       Exchange

        (d) Not applicable.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 (as it relates to any of the persons listed in Schedule A hereto, to the best of Teachers' knowledge) and between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2007

                                 ONTARIO TEACHERS' PENSION PLAN BOARD


                                 By:  /s/ Claude Lamoureux
                                 --------------------------------------------
                                 Name:  Claude Lamoureux
                                 Title: President and Chief Executive Officer

                                  SCHEDULE A

     DIRECTORS, EXECUTIVE OFFICERS, AND CONTROLLING PERSONS OF TEACHERS'


                    Residence or Business
        Name              Address               Occupation or Employment
        ----        ---------------------       ------------------------

Jill Denham         36 Bayview Wood             Former Vice-Chair, CIBC
(Director)          Toronto, ON M4N 1R7         Retail Markets

Helen Kearns        71 Hudson Drive             President of R.S. Bell &
(Director)          Toronto, ON M4T 2K2         Associates.

Raymond Koskie      161 Beechwood Avenue        Founding Partner, Koskie
(Director)          Toronto, ON M2L 1J9         Minsky LLP (retired)

Hugh Mackenzie      418 Markham Street          Economic Consultant
(Director)          Toronto, ON M6G 2L2

Louis Martel        Greystone Managed           Vice-President, Greystone
(Director)          Investments Inc.            Managed Investments Inc.
                    Canada Trust Tower, BCE
                    Place
                    Toronto, ON M5J 2S1

Guy Matte           7083 Notre-Dame             Former Executive Director of
(Director)          Orleans, ON K1C 1J1         the Association des
                                                enseignantes et des
                                                enseignants franco-ontariens

Eileen Mercier      199 Cranbrooke Avenue       Former Senior Vice-President
(Chairperson)       Toronto, ON M5M 1M6         and Chief Financial Officer
                                                of Abitibi-Price Inc.

Thomas O'Neill      33 Geraldine Court          Former Chairperson, PwC
(Director)          Don Mills, ON M3A 1N2       Consulting

Jean Turmel         Perseus Capital Inc.        President, Perseus Capital
(Director)          1155 Metcalfe St.,          Inc.
                    1st floor
                    Montreal, Quebec H3B 5G2

Roger Barton        5650 Yonge Street, 5th      Vice-President, General
                    Floor                       Counsel & Secretary of
                    Toronto, ON M2M 4H5         Teachers'

Robert Bertram      5650 Yonge Street, 5th      Executive Vice-President,
                    Floor                       Investments of Teachers'
                    Toronto, ON M2M 4H5

John Brennan        5650 Yonge Street, 5th      Vice-President, Human
                    Floor                       Resources & Public Affairs
                    Toronto, ON M2M 4H5         of Teachers'

Russ Bruch          5650 Yonge Street, 5th      Vice-President, Investment
                    Floor                       Operations & Chief
                    Toronto, ON M2M 4H5         Information
                                                Officer of Teachers'

Zev Frishman        5650 Yonge Street, 5th      Vice-President, Structured
                    Floor                       Portfolios & External
                    Toronto, ON M2M 4H5         Managers of Teachers'

Brian Gibson        5650 Yonge Street,          Senior Vice-President,
                    5th Floor                   Public
                    Toronto, ON M2M 4H5         Equities of Teachers'

Stephen Dowd        5650 Yonge Street, 5th      Vice-President,
                    Floor                       Infrastructure
                    Toronto, ON M2M 4H5         of Teachers'

Dan Houle           5650 Yonge Street, 5th      Vice-President, Business
                    Floor                       Solutions Investment I&T of
                    Toronto, ON M2M 4H5         Teachers'

Wayne Kozun         5650 Yonge Street, 5th      Vice-President, Tactical
                    Floor                       Asset
                    Toronto, ON M2M 4H5         Allocation of Teachers'

Claude Lamoureux    5650 Yonge Street, 5th      President and Chief
                    Floor                       Executive
                    Toronto, ON M2M 4H5         Officer of Teachers'

Jim Leech           5650 Yonge Street, 5th      Senior Vice-President,
                    Floor                       Teachers' Private Capital of
                    Toronto, ON M2M 4H5         Teachers'

Peter Maher         5650 Yonge Street, 5th      Vice-President, Audit
                    Floor                       Services of Teachers'
                    Toronto, ON M2M 4H5

Rosemarie McClean   5650 Yonge Street,          Senior Vice-President,
                    5th Floor                   Member
                    Toronto, ON M2M 4H5         Services of Teachers'

David McGraw        5650 Yonge Street, 5th      Vice-President Finance and
                    Floor                       Chief Financial Officer of
                    Toronto, ON M2M 4H5         Teachers'

Dean Metcalf        5650 Yonge Street, 5th      Vice-President, Teachers'
                    Floor                       Private Capital of Teachers'
                    Toronto, ON M2M 4H5

Ron Mock            5650 Yonge Street, 5th      Vice-President, Alternative
                    Floor                       Investments of Teachers'
                    Toronto, ON M2M 4H5

Phil Nichols        5650 Yonge Street, 5th      Vice-President, IT Member
                    Floor                       Services of Teachers'
                    Toronto, ON M2M 4H5

Neil Petroff        5650 Yonge Street, 5th      Senior Vice-President,
                    Floor                       Tactical
                    Toronto, ON M2M 4H5         Asset Allocation &
                                                Alternative Investments

Sean Rogister       5650 Yonge Street, 5th      Senior Vice-President,
                    Floor                       Fixed Income of Teachers'
                    Toronto, ON M2M 4H5

Lee Sienna          5650 Yonge Street, 5th      Vice-President, Teachers'
                    Floor                       Private Capital of Teachers'
                    Toronto, ON M2M 4H5

Andrew Spence       5650 Yonge Street, 5th      Vice-President and Chief
                    Floor                       Economist
                    Toronto, ON M2M 4H5

Erol Uzumeri        5650 Yonge Street, 5th      Vice-President, Teachers'
                    Floor                       Private Capital of Teachers'
                    Toronto, ON M2M 4H5

Alan Wilson         5650 Yonge Street, 5th      Vice-President, Fixed Income
                    Floor                       Credit of Teachers'
                    Toronto, ON M2M 4H5

Rosemary Zigrossi   5650 Yonge Street, 5th      Vice-President, Venture
                    Floor                       Capital of Teachers'
                    Toronto, ON M2M 4H5

Barb Zvan           5650 Yonge Street, 5th      Senior Vice-President, Asset
                    Floor                       Mix & Risk of Teachers'
                    Toronto, ON M2M 4H5